                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Proactive Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74266 K307
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                                 (CUSIP Number)

                                Edward J. Hardin
                              Rogers & Hardin, LLP
                   2700 International Tower, Peachtree Center
                           229 Peachtree Street, N.E.
                          Atlanta, Georgia 30303-1601
                             Tel No.: 404-522-4700
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 12, 1998
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note:    Six copies of this statement, including all
         exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)


--------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  74266K307                                         PAGE 2  OF 5 PAGES
         -----------                                              __    __
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

---------------------------------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C. Beverly Lance
---------------------------------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (A) [ ]
                                                                                                  (B) [ ]

---------------------------------------------------------------------------------------------------------
3
           SEC USE ONLY


---------------------------------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           AF
---------------------------------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                                                      [ ]


---------------------------------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------------------------------------------------------------------------------------------------------



                          7
                                  SOLE VOTING POWER
       NUMBER OF
         SHARES                   700,000 (1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          -------------------------------------------------------------------------------
                          8
                                  SHARED VOTING POWER

                                  3,600,000 (2)
                          -------------------------------------------------------------------------------
                          9
                                  SOLE DISPOSITIVE POWER

                                  700,000 (1)
                          -------------------------------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER
                                   3,600,0000 (2)


-------------------------------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           4,300,000 (3)
-------------------------------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
---------------------------------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.1%
---------------------------------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

            IN
---------------------------------------------------------------------------------------------------------

         (1) Includes 700,000 shares which the Reporting Person has the right to acquire after May 11, 1999 pursuant to options granted to the Reporting Person (discussed in Item 6 below).

         (2) Includes 3,600,000 shares owned by the Lance Children's Trust of which the Reporting Person is the sole trustee.

         (3) Includes 700,000 shares which the Reporting Person has the right to acquire after May 11, 1999 and 3,600,000 shares owned by the Lance Children's Trust of which the Reporting Person is the sole trustee.

CUSIP NO.  74266K307                                         PAGE 3  OF 5 PAGES
         -----------                                              __    __



---------------------------------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lance Children's Trust
---------------------------------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (A) [ ]
                                                                                                  (B) [ ]

---------------------------------------------------------------------------------------------------------
3
           SEC USE ONLY


---------------------------------------------------------------------------------------------------------
4
           SOURCE OF FUNDS*

           00
---------------------------------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]


---------------------------------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------------------------------------------------------------------------------------------------------




                          7
                                  SOLE VOTING POWER
       NUMBER OF
         SHARES                    0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          -------------------------------------------------------------------------------
                          8
                                  SHARED VOTING POWER

                                  3,600,000 (1)
                          -------------------------------------------------------------------------------
                          9
                                  SOLE DISPOSITIVE POWER

                                  0
                          -------------------------------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER

                                  3,600,000 (1)
-------------------------------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           3,600,000 (1)
-------------------------------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   [X]


-------------------------------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.4%
-------------------------------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------------------------------


         (1) Includes 3,600,000 shares owned by the Lance Children's Trust. C. Beverly Lance, as sole trustee of the Lance Children's Trust, may be deemed to be the beneficial owner of the 3,600,000 shares owned by the Lance Children's Trust.

CUSIP NO.  74266K307                                         PAGE 4  OF 5 PAGES
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $0.04 par value per share (the "Common Stock"), of Proactive Technologies, Inc. (the "Company"). Items 1,4,5,6 and 7 of the Schedule 13D filed by C. Beverly Lance and the Lance Children's Trust are amended as set forth below.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule relates is common stock, $0.04 par value per share ("Common Stock"), issued by Proactive Technologies, Inc. (the "Company"), the principal executive offices of which are located at 3343 Peachtree Road, N.E., Suite 530, Atlanta, Georgia 30326.


ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4(d) is deleted and replaced with the following:

         (d) Mr. Lance became a member of the Board of Directors of the Company on February 10, 1999. Mr. Lance was elected President of the Company on February 10, 1999.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a) and 5(b) are amended to include the following language:

                  (a)-(b) C. Beverly Lance may be deemed to be the beneficial owner of 4,300,000 shares of Common Stock (approximately 20.1%), 700,000 of such shares are shares which Mr. Lance has the right to acquire after May 11, 1999 pursuant to options granted to him to acquire shares from the Company (discussed in Item 6 hereof). The remaining 3,600,000 shares of Common Stock are shares owned by the Lance Children's Trust. Mr. Lance is the sole trustee of the Lance Children's Trust and, as such, has the sole power to vote and dispose of the shares owned by the trust. Mr. Lance's minor children are the beneficiaries of the Lance Children's Trust, but have no power to vote or dispose of the shares owned by the Lance Children's Trust. Mr. Lance's minor children are also beneficiaries of the Dogwood Trust established by their grandfather which has an option to purchase up to 1,000,000 shares of the Company's Common Stock on or before September 30, 1999. The Dogwood Trust's sole trustee is C. Frank Moore and neither Mr. Lance nor the Lance Children's Trust has the power to vote or dispose of any shares beneficially owned by the Dogwood Trust. As a result, both Mr. Lance and the Lance Children's Trust disclaim beneficial ownership of any shares beneficially owned by the Dogwood Trust. The percentage of outstanding shares of Common Stock owned by C. Beverly Lance has been computed based on the total outstanding shares of Common Stock as of February 11, 1999 as indicated in the Company's Form 10QSB for the period ending December 31, 1998, plus the 700,000 shares that are subject to the option and are not currently outstanding. The percentage of outstanding shares of Common Stock owned by the Lance Children's Trust has been computed based on the total outstanding shares of Common Stock as of February 11, 1999 as indicated in the Company's Form 10QSB for the period ending December 31, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended to include the following language:

         The Company granted to C. Beverly Lance options to purchase up to 700,000 shares at an exercise price of $0.4375 per share. The options are exercisable after May 11, 1999. The options expire on February 11, 2009.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         7.3      Option Agreement between the Company and C. Beverly Lance.

CUSIP NO.  74266K307                                         PAGE 5  OF 5 PAGES
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: March 19, 1999                        By: /s/ C. BEVERLY LANCE
      -----------------------                   -------------------------------
                                                     C. Beverly Lance




                                             LANCE CHILDREN'S TRUST


Dated: March 19, 1999                        By: /s/ C. BEVERLY LANCE
      -----------------------                   -------------------------------
                                                     C. Beverly Lance, Trustee